09042276

n. a.
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50391

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/08 (MM/DD/YY) AND ENDING 06/30/09 (MM/DD/YY)

A.REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: James Fox Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

118 S. Pacific Street, #31
(No. and Street)

Oceanside (City) CA (State) 92054 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Fox (760) 908-6716
(Area Code – Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dennis & Dennis LLP,CPA
(Name – *if individual, state last, first, middle name*)

16959 Bernardo Center Drive, Suite 208 (Address) San Diego (City) CA (State) 92128 (Zip Code)

CHECK ONE:

X Certified Public Accountant
Public Accountant

Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section
AUG 28 2009
Washington, DC
122

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB
9/24

OATH OR AFFIRMATION

I, James Fox, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

James Fox Securities, Inc., as of June 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public August 27, 2009

Notary Public

LETICIA ROSALES
COMM. # 1810023
NOTARY PUBLIC-CALIFORNIA
SAN DIEGO COUNTY
MY COMM. EXP. AUG. 18, 2012

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X (o) Independent Auditor's Report on Internal Accounting Control Required by SEC

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Suzan C. Dennis, CPA
Robert E. Dennis, CPA

Dennis & Dennis, LLP
Certified Public Accountants

16959 Bernardo Center Drive, Ste 208
San Diego, CA 92128
Phone: (858) 487-7232
Fax: (858) 487-4027
A PCAOB SEC Registered CPA Firm

Mailing address
PO Box 720609
San Diego, CA 92172-0609

Independent Auditors' Report

The Board of Directors
James Fox Securities, Inc.
Oceanside, California

We have audited the accompanying statement of financial condition of James Fox Securities, Inc. as of June 30, 2009 and the related statement of financial condition, related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of James Fox Securities, Inc. as of June 30, 2009 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

Dennis & Dennis LLP

Dennis & Dennis LLP
Certified Public Accountants

San Diego, California
August 26, 2009

James Fox Securities, Inc.

Statement of Financial Condition

June 30, 2009

Assets		
Current Assets		
Cash	$	24,985
Short term investments		945
Accounts receivable - Commissions		4,174
Prepaid expense		765
Total Current Assets		30,869
Office equipment, net of $5,355 in accumulated depreciation		8,435
Total Assets	$	39,304
Liabilities and Stockholders' Equity		
Current Liabilities		
Short term debt	$	13,052
Accounts payable - Trade		180
Income taxes payable		50
Total Current Liabilities		13,282
Deferred tax liability		534
Total Liabilities		13,816
Stockholder's Equity		
Common stock, $0.01 par value, 100,000 shares authorized, 100,000 issued and 50,000 outstanding		1,000
Additional paid in capital		38,000
Retained earnings (deficit)		6,488
Total		45,488
Less 50,000 shares treasury stock at cost		(20,000)
Total Stockholder's Equity		25,488
Total Liabilities and Equity	$	39,304

The accompanying notes are an integral part of these financial statements.

James Fox Securities, Inc.

Statement of Income

For the Year Ended June 30, 2009

Revenues	
Commission income	$ 49,548
Interest income	4,295
Total revenues	53,843
Expenses	
Auto	2,433
Business promotion	2,221
Commissions	7,025
Contract labor	16,950
Depreciation	2,646
Dues & subscriptions	2,970
Insurance	363
Interest	1,488
Office	3,863
Postage and shipping	274
Professional fees	13,281
Rent	1,131
Telephone	3,626
Travel	2,044
Total expenses	60,315
Income (loss) before income taxes	(6,472)
Provision for income taxes	
Current	623
Deferred	(397)
Total income tax provision	226
Net income (loss)	$ (6,698)

The accompanying notes are an integral part of these financial statements.

James Fox Securities, Inc.

Statement of Changes in Stockholders' Equity

For the Year Ended June 30, 2009

	Common Stock	Additional Paid in Capital	Other Comprehensive Income	Retained Earnings (Deficit)	Treasury Stock	Total
Balance, June 30, 2008,	$ 1,000	$ 34,000	$ -	$ 15,420	$ (20,000)	$ 30,420
Addition		4,000				4,000
Net income (loss)	-	-	-	(6,698)	-	(6,698)
Unrealized gain on investments	-	-	(2,234)	-	-	(2,234)
Balance - June 30, 2009	$ 1,000	$ 38,000	$ (2,234)	$ 8,722	$ (20,000)	$ 25,488

The accompanying notes are an integral part of these financial statements.

James Fox Securities, Inc.

Statement of Cash Flows

For the Year ended June 30, 2009

Cash from operating activities:		
Net income (loss)	$	(6,698)
Adjustments to reconcile net income to cash provided (used) by operating activities:		
Depreciation		2,646
(Increase) decrease in:		
Accounts receivable - Commissions		3,348
Prepaid expenses		439
Increase (decrease) in:		
Accounts payable and short term debt payable		(161)
Income taxes payable		(407)
Deferred tax liability		(397)
Total cash from operating activities		(1,230)
Cash flows from investing activities:		
Purchase of securities		(3,179)
Net cash used by investing activities		(3,179)
Cash flows from financing activities:		
Proceeds from issuance of common stock		4,000
Net cash used by financing activities		4,000
Other activities:		
Net cash increase (decreases) in cash and cash equivalents		(409)
Cash and cash equivalents at beginning of period		25,394
Cash and cash equivalents at end of period	$	24,985

The accompanying notes are an integral part of these financial statements.

James Fox Securities, Inc.

Organization and Summary of Significant Accounting Policies

For the Year Ending June 30, 2009

1. Organization and Summary of Significant Accounting Policies

a. Nature of business

James Fox Securities, Inc. (the "Company") is a registered broker/dealer incorporated under the laws of Arizona, maintaining an office in Oceanside, California.

The Company's transactions with customers consist exclusively of acting as an introducing broker-dealer to a clearing broker-dealer on a fully disclosed basis. The Company transmits all customer funds and securities to the clearing broker-dealer, who in turn, carries all the accounts of such customers.

Securities transactions and related commission revenues and expenses are recorded on a settlement date basis, generally the third purchase day following the transaction date. The accompanying financial statements would no be materially different if prepared on a trade date basis.

The following is a summary of significant accounting policies of the Company. These accounting policies conform to generally accepted accounting principles (GAAP) and were utilized in preparing the accompanying financial statements.

b. Fixed Assets

Fixed assets are recorded at cost. Depreciation is computed using the straight-line method over estimated the useful lives of the related assets. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation expense for June 30, 2009 was $ 2,646.

c. Income taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets or liabilities.

d. Use of estimates

The process of preparing financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have impact on future periods.

e. Financial instruments

The company has determined that the estimated fair value of the financial assets and liabilities do not differ considerably from their book value.

f. Cash and cash equivalents

For the purpose of the statement of cash flows, cash represents cash on hand, cash in clearing deposit accounts, and cash in bank depository accounts.

2. Income taxes

Total income tax expense for the year ending June 30, 2009 attributable to operations consists of:

Current		
State	$	623
Total current		623
Deferred		
Federal		(397)
Total deferred		(397)
Total income tax expense		226

The Company's effective tax rate differs from the expected federal income tax rate as follows:

Permanent differences	$	848
Temporary differences		(534)
State income taxes		850
Net current tax expense	$	1,164

The Company's deferred tax expense is composed of the following:

Change in tax effect of:		
Temporary depreciation differences	$	1,614
Capital loss carryforward		(542)
Total change in tax effect	$	1,072

The components of the deferred tax liability are as follows:

Temporary differences - Depreciation	$	1,076
Temporary differences - Capital loss carryforward		(542)
Total	$	534

3. Net Capital Requirements

James Fox Securities, Inc

Notes to the Financial Statements

For the Year Ending June 30, 2009

3. Net Capital Requirements (Continued)

The Company is subject to the Securities an Exchange Commission Uniform Net Capital Rule (rule 15c 3-1), which requires the maintenance of minimum net capital of the greater of 6 2/3% of aggregate indebtedness or $5,000. As of June 30, 2009, the Company had net capital of $16,680, which was $11,680 in excess of its required net capital of $5,000. The Company's net capital ratio was .79 to 1.

4. Bank Line of Credit

The Company has a cash reserve line of credit with the Union Bank of California, which has a credit line of $1,000 and annual interest rate of 16.8% The line of credit balance was $0 at June 30, 2009.

5. Fixed Assets

Fixed assets consist of the following:

	Cost	Accumulated Depreciation	Net Book Value
Office equipment	$ 13,790	$ (5,355)	$ 8,435
Total	$ 13,790	$ (5,355)	$ 8,435

James Fox Securities, Inc
Schedule I - Computation of Net Capital Under Rule 15c3-1
Of the Securities and Exchange Commission
June 30, 2009

Net Capital and Computation of Basic Net Capital Requirements

	2009
Total Stockholders' Equity	$ 25,488
Add: Other Deductions or Allowable Credits- Deferred tax liability	534
Less: Nonallowable Assets	(9,342)
Net Capital	16,680
Less: Net Assets not Allowable for Net Capital (Greater of 6 2/3% of Aggregate indebtness or $5,000)	(5,000)
Excess Net Capital	$ 11,680

Aggregate Indebtedness

Items Included in the Statement of Financial Condition	2009
Accounts Payable	$ 13,232
Income Taxes Payable	50
Total Aggregate Indebtedness	$ 13,282

Ratio: Aggregate Indebtedness to Net Capital (2009) .79 to 1

James Fox Securities, Inc
Schedule II - Other Reporting Requirements
June 30, 2009

Computation for Determination of Reserve Requirements and the Disclosure of Information Related to the Possession or Control Requirements Under Rule 15c3-3.

The computation for determination of reserve requirements and the information related to the possession or control requirements under rule 15c3-3 are not applicable. The Company primarily deals in direct participation programs, mutual funds, and general securities. Since the Company does not hold customer securities or have customer accounts, all customer transactions are cleared through another broker dealer on a fully disclosed basis and therefore qualifies for exemption under rule 15c3-3(k)(2)(ii).

Reconciliation of the Computation of Net Capital Under Rule 15c3-1	**2009**
Net capital, as Reported in Part II (Unaudited) FOCUS Report	$ 16,680
Net Capital per Schedule I	**$ 16,680**

Suzan C. Dennis, CPA
Robert E. Dennis, CPA

Dennis & Dennis, LLP
Certified Public Accountants

16959 Bernardo Center Drive, Ste 208
San Diego, CA 92128
Phone: (858) 487-7232
Fax: (858) 487-4027
A PCAOB SEC REGISTERED CPA FIRM

Mailing address:
PO Box 720609
San Diego, CA 92172-0609

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17A-5

The Board of Directors
James Fox Securities, Inc.
Oceanside, California

In planning and performing our audit of the financial statements of James Fox Securities, Inc. (the Company) as of and for the years ended June 20, 20089 and 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness(or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by rule 125c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and off the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk

that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities that we consider to be material in weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dennis & Dennis LLP

San Diego, California

August 26, 2009